Pernod Ricard

Kirin Brewery acquires capital stake in SIFA

Paris, April 30, 2002 – From 1st March 2002 Kirin Brewery assumed responsibility for distribution in Japan of the Pernod Ricard brands Chivas Regal, Royal Salute and Glen Grant, Kirin Brewery already distributes Martell cognac there on behalf of the Group.

In order to strengthen its ties with Pernod Ricard, Kirin Brewery has also acquired a 32.4% stake in SIFA, which holds 10.2% of Pernod Ricard's capital. SIFA's two other principal shareholders are Geneval (Société Générale) with 31.8 % and Santa Lina (Pernod Ricard) with 30.3 %.

Contacts

Alain-Serge Delaitte / Communications	Tel: (33 1) 40 76 77 12
Patrick de Borredon / Investor Relations	Tel: (33 1) 40 76 77 33
Barbara M. Burns / New York	Tel: (212) 486 1140